United States securities and exchange commission logo





                                September 7, 2023

       Marc Forth
       Chief Executive Officer
       AEON Biopharma, Inc.
       5 Park Plaza, Suite 1750
       Irvine, CA 92614

                                                        Re: AEON Biopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 18,
2023
                                                            File No. 333-274094

       Dear Marc Forth:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 18, 2023

       Cover Page

   1.                                                   For each of the
securities being registered for resale,
                                                        please disclose the
price that the selling securityholders paid for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A, and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with
                                                        your current cash on
hand.
 Marc Forth
AEON Biopharma, Inc.
September 7, 2023
Page 2
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Prospectus Summary, page 2

4. We note your disclosures on page 2 concerning the Forward Purchase Agreements and the
         PIPE Subscriptions Agreements, including the FPA Funding Amount PIPE Subscription
         Agreements. Please revise the Summary to explain the purpose for entering into these agreements and the inter-relationship between them. In this regard, we refer to the disclosures on pages 56, 67 and F-31, which appear to indicate that the SPAC entity distributed $66.7 million of funds directly from the Trust Account to the PIPE/FPA investors in order to fund the PIPE investments. We further note your disclosure indicating that the net proceeds from these arrangements amounted to $0. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with these arrangements. For instance, we note that the disclosure on page 67 indicates that, based on declines in its share price, the combined company could receive less than $66.7 million from potential future investments made pursuant to the forward purchase agreements.
         Also, we note that the combined company's pro forma balance sheet as of June 30,
         2023 reflects a derivative liability in the amount of $37.9 million because of the downside risk taken on by the combined company. Lastly, please revise to indicate whether
         Priveterra, AEON, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.
Risk Factors, page 8

5. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the
FirstName LastNameMarc Forth
       current trading price is significantly below the SPAC IPO price, the private investors have
Comapany    NameAEON
       an incentive to sellBiopharma,
                            because theyInc.will still profit on sales because
of the lower price that
       they7,purchased
September     2023 Pagetheir
                          2 shares than the public investors.
FirstName LastName
 Marc Forth
FirstName LastNameMarc
AEON Biopharma,    Inc. Forth
Comapany 7,
September  NameAEON
              2023      Biopharma, Inc.
September
Page 3     7, 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 70

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales
         could impact the market price of the company   s Class A ordinary
shares. Your
         discussion should highlight the fact that the Sponsor, a beneficial owner of 18.6% of your outstanding shares, as well as other principal stockholders such as your PIPE investors, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Liquidity and Capital Resources, page 76

7.       In light of the significant number of redemptions and the unlikelihood that the
         company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the
         Class A Common Stock, expand your discussion of capital resources to address any
         changes in the company   s liquidity position since the business
combination, including the
         effects of any purchases made under the forward agreements. We also note your disclosure on page 9 that you may raise additional capital through the sale of public or private equity or convertible debt securities. Please discuss the effect of this offering on
         the company   s ability to raise additional capital.
General

8. Please revise throughout your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor, private placement investors, and
         PIPE investors acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Disclose that while the sponsor and private placement investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Marc Forth
AEON Biopharma, Inc.
September 7, 2023
Page 4

      You may contact Lauren Sprague Hamill at (303) 844-1008 or Joe McCann at
(202) 551-
6262 with any questions.



                                                       Sincerely,
FirstName LastNameMarc Forth
                                                       Division of Corporation
Finance
Comapany NameAEON Biopharma, Inc.
                                                       Office of Life Sciences
September 7, 2023 Page 4
cc:       Eric Hanzich
FirstName LastName